COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Shares
In KOREA EXPRESS CO., LTD.

Pursuant to KRX disclosure requirements, as soon as practicable upon availability, POSCO will disclose certain information in connection with the possible purchase and acquisition of certain shares of KOREA EXPRESS CO., LTD. At the present, POSCO has not made any formal or informal announcements.